Filed by Wachovia Corporation pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company:

A.G. Edwards, Inc.

Commission File No.: 1-8527

Date: May 31, 2007

This filing may contain certain forward-looking statements with respect to each of Wachovia Corporation (“Wachovia”) and A.G. Edwards, Inc. (“A.G. Edwards”) and the combined company following the proposed merger between Wachovia and A.G. Edwards (the “Merger”), as well as the goals, plans, objectives, intentions, expectations, financial condition, results of operations, future performance and business of Wachovia, including, without limitation, (i) statements relating to the benefits of the Merger, including future financial and operating results, cost savings, enhanced revenues and the accretion/dilution to reported earnings that may be realized from the Merger, (ii) statements relating to the benefits of the merger between Wachovia and Golden West Financial Corporation (“Golden West”) completed on October 1, 2006 (the “Golden West Merger”), including future financial and operating results, cost savings, enhanced revenues and the accretion to reported earnings that may be realized from the Golden West Merger, (iii) statements regarding certain of Wachovia’s and/or A.G. Edwards’ goals and expectations with respect to earnings, earnings per share, revenue, expenses and the growth rate in such items, as well as other measures of economic performance, including statements relating to estimates of Wachovia’s credit quality trends, and (iv) statements preceded by, followed by or that include the words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “projects”, “outlook” or similar expressions. These statements are based upon the current beliefs and expectations of Wachovia’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond Wachovia’s control).

The following factors, among others, could cause Wachovia’s financial performance to differ materially from that expressed in such forward-looking statements: (1) the risk that the businesses of Wachovia and A.G. Edwards in connection with the Merger or the businesses of Wachovia and Golden West in connection with the Golden West Merger will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the risk that expected revenue synergies and cost savings from the Merger or the Golden West Merger may not be fully realized or realized within the expected time frame; (3) the risk that revenues following the Merger or the Golden West Merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the Merger or the Golden West Merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the inability to obtain governmental approvals of the Merger on the proposed terms and schedule; (6) the failure of A.G. Edwards’ shareholders to approve the Merger; (7) risk that the strength of the United States economy in general and the strength of the local economies in which Wachovia and/or A.G. Edwards conducts operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on Wachovia’s loan portfolio and allowance for loan losses; (8) the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; (9) potential or actual litigation; (10) inflation, interest rate, market and monetary fluctuations; and (11) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on Wachovia’s and A.G. Edwards’ brokerage and capital markets activities. Additional factors that could cause Wachovia’s and A.G. Edwards’ results to differ materially from those described in the forward-looking statements can be found in Wachovia’s and A.G. Edwards’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the SEC. All subsequent written and oral forward-looking statements concerning Wachovia or the proposed Merger or other matters and attributable to Wachovia or A.G. Edwards or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Wachovia and A.G. Edwards do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this filing.

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration. Wachovia will file a registration statement with the SEC, which will include a proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders are urged to read the registration statement and the proxy statement/prospectus when they become available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the proxy statement/prospectus, as well as other filings containing information about Wachovia and A.G. Edwards, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, free of charge, by directing a request to Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, NC 28288-0206, (704)-383-0798; or to A.G. Edwards, Inc., Investor Relations, One North Jefferson Avenue, St. Louis, MO 63103, (314) 955-3000.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is set forth in the proxy statement for Wachovia’s 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in the proxy statement for A.G. Edwards’ 2007 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

THE FOLLOWING MATERIALS WERE MADE AVAILABLE TO WACHOVIA EMPLOYEES

DATE:	May 31, 2007
TO:	All employees
FROM:	Ken Thompson, Chairman and CEO
RE:	Wachovia Corporation to Acquire A.G. Edwards

I am excited to share with you and the entire Wachovia team that Wachovia has agreed to acquire A.G. Edwards of St. Louis, Mo. This is great news for Wachovia Securities, our dynamic and growing brokerage business.

This combination will create a true powerhouse in the brokerage industry with approximately $1.1 trillion in client assets and more than 1,500 standalone brokerage offices, including locations in every U.S. state. It also will create the nation’s second-largest brokerage firm with nearly 15,000 financial advisors. After completion of the proposed merger, all of these teammates will be dedicated to serving the diverse needs of brokerage clients with complete financial products and services and unbiased advice.

The combined business will be called Wachovia Securities and remain a part of Wachovia’s Capital Management Group, led by David Carroll. Wachovia Securities’ headquarters will be in St. Louis, and Danny Ludeman, head of Wachovia Securities, will serve as president and CEO; Bob Bagby, chairman and CEO of A.G. Edwards, will be chairman of Wachovia Securities.

I believe this is a terrific development for our growing company, and it’s important to me that you understand clearly the opportunities this combination presents.

Specifically, we believe the addition of A.G. Edwards to the Wachovia Securities family will …

•	Enhance Wachovia’s long-term strategic goals, including our ongoing focus on both revenue generation and customer loyalty.

•	Solidify Wachovia Securities’ leadership in a consolidating and highly competitive industry.

•	Create a uniquely positioned Wachovia Securities that can provide comprehensive solutions to clients’ full financial services and investment needs.

•	Add shareholder value in a way that’s consistent with Wachovia’s disciplined acquisition guidelines.

I am especially pleased that A.G. Edwards shares so many of the values by which we operate as a company. A.G. Edwards’ long-standing commitment to customers — honed over more than 120 years — is matched by its reputation for integrity. And the service-oriented culture that has helped both brokerage companies thrive will remain an important part of the equation going forward.

You can learn details about the proposed transaction on Exchange, which includes a press release, a fact sheet and other helpful information. The news also is covered on today’s Take 5 on the Video Network, as well as a special eight-minute broadcast featuring an interview with David Carroll; it airs all day today at five minutes after the hour. I encourage you to take advantage of these opportunities to learn more so you are in the best possible position to discuss this news with teammates, customers, neighbors and friends.

I am proud of our company and its growing reputation for strength complemented by a focus on employees, customers, shareholders and neighbors. As we welcome new teammates, I want to thank each of you for your commitment to our shared success.

Additional Information

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration, and Wachovia will file a registration statement with the SEC, which will include a proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders and other investors are urged to read these documents when they become available because they will contain important information. You will be able to obtain free copies of all of the documents filed with the SEC regarding the proposed Merger at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is contained in Wachovia’s proxy materials filed by Wachovia with the SEC on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in A.G. Edwards’ proxy materials filed by A.G. Edwards with the SEC on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Wachovia Securities and A.G. Edwards

Facts About the Combined Company

	Wachovia Securities	A.G. Edwards	Combined	Rank
Net Revenue ($ Millions)	$5,250	$3,110	$8,360	#2
Pre-Tax Income ($ Millions)	$1,405	$521	$1,926	#2
Headquarters	Richmond, Va.	St. Louis, Mo.	St. Louis, Mo.
Client Assets ($ Billions)	$773	$374	$1,147	#3
Standalone Brokerage Offices	768	744	1,512	#1
Series 7 Registered Reps.	8,166	6,618	14,784	#2
Total Registered Reps.*	10,687	6,618	17,305	#1
Total Associates	15,708	15,338	31,046

Data as of 3/31/07

*	Includes Series 6 licensed representatives

The proposed Merger will be submitted to A.G. Edwards’ shareholders for their consideration, and Wachovia will file a registration statement with the SEC, which will include a proxy statement/prospectus regarding the proposed Merger. A.G. Edwards’ shareholders and other investors are urged to read these documents when they become available because they will contain important information. You will be able to obtain free copies of all of the documents filed with the SEC regarding the proposed Merger at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.wachovia.com and www.agedwards.com.

Wachovia and A.G. Edwards, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of A.G. Edwards in connection with the proposed Merger. Information about the directors and executive officers of Wachovia is contained in Wachovia’s proxy materials filed by Wachovia with the SEC on March 9, 2007. Information about the directors and executive officers of A.G. Edwards is set forth in A.G. Edwards’ proxy materials filed by A.G. Edwards with the SEC on May 15, 2007. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.